UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 13, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

A copy of the attached letter was posted to shareholders holding ordinary shares in the UK and Channel Islands registrar.

November 13, 2007

To Ordinary Shareholders and Holders of Depository Interests

Re: Shareholders’ Choices Following De-Listing of XTL Biopharmaceuticals Ltd. (“XTL” or the “Company”) Ordinary Shares from the London Stock Exchange (“LSE”)

Dear Investor:

Background

On October 31, 2007 an announcement was issued by XTL that the Company’s ordinary shares have been delisted from the Official List of the United Kingdom Listing Authority, pursuant to the October 2, 2007 vote at the Company’s Extraordinary General Meeting.

Post cancellation of the listing on the LSE

Following the cancellation of the LSE listing of the Company's ordinary shares, shareholders may continue to hold their certificated ordinary shares. Holders of depository interests may also continue to hold their depository interests.

Alternatively shareholders may deposit their ordinary shares with the Company’s depositary bank, The Bank of New York, in exchange for American Depositary Receipts, or ADRs, which are traded on NASDAQ, or deposit their ordinary shares with the Company’s Israeli depository agent, the Registration Company of Bank Hapoalim Ltd., and trade their ordinary shares on the Tel Aviv Stock Exchange (“TASE”).

ADR

The Bank of New York will issue ADRs representing American Depositary Shares, or ADSs, if shareholders or their broker deposit ordinary shares with The Bank of New York’s Custodian, either the Tel Aviv office of Bank Hapoalim B.M., or the London office of The Bank of New York. One ADR will represent an ownership interest in ten of the Company’s Ordinary Shares.

XTL has further announced that issuances of ADRs by The Bank of New York will be processed free of the customary charges of The Bank of New York for an additional month, through November 30, 2007.

Interested investors should contact their brokers to discuss the waived fee and, should they have any questions, can contact The Bank of New York in either London or New York as follows:

London	or	New York
Mark Lewis		Jason Paltrowitz
Vice President		Vice President
Tel + 44 207.964.6089		Tel +1.212.815.2077
Fax + 44 207.964.6024		Fax +1.212.815.3004
marlewis@bankofny.com		jpaltrowitz@bankofny.com

Ordinary Shares on TASE

The Company’s ordinary shares are traded on the TASE. With the appropriate bank or brokerage account in Israel, investors looking to trade their ordinary shares on TASE should contact their Israeli bank or broker. In order to do so, shareholders, or their brokers, are required to deposit the certificate representing their ordinary shares together with a duly signed and executed transfer form with the Company’s Israeli depository agent, the Registration Company of Bank Hapoalim Ltd. Should investors have any questions, they may also contact Computershare as follows:

UK	or	Channel Islands
John Gorski		Gemma Barette
Manager - Global Transaction Unit		Team Leader
Tel: + 44.117.305.1075		Tel: + 44.1534.825294
Fax: + 44.870.889.3120		Fax: + 44.1534.825315
John.gorski@computershare.co.uk		Gemma.barette@computershareci.com

Sincerely,

/s/ Bill Kessler
Bill Kessler
Director of Finance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 13, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer